                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended December 31, 2004

     OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ____________


                            Commission File #0-11321

     A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:


             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                       UNIVERSAL AMERICAN FINANCIAL CORP.
          SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                                    FORM 11-K

                                TABLE OF CONTENTS



                                                                                         Page No(s).
                                                                                         -----------
Report of Independent Registered Public Accounting Firm                                      F-1

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003             F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
   December 31, 2004                                                                         F-3

Notes to Financial Statements                                                                F-4

Supplemental Schedules:

   Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of
     Year) as of December 31, 2004                                                           F-10

   Form 5500 Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions
in excess
     of 5% of Plan Assets for the year ended December 31, 2004                               F-11


Signature                                                                                    F-12

EXHIBITS

   Exhibit 23.1 - Independent Auditors' Consent                                              F-13

             Report of Independent Registered Public Accounting Firm


The Board of Trustees of
Universal American Financial Corp. 401(k) Savings Plan
Rye Brook, New York


We have audited the accompanying statements of net assets available for benefits of Universal American Financial Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP



New York, New York
June 3, 2005

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             December 31,
                                                             ------------
                                                         2004            2003
                                                     -----------     -----------
ASSETS Investments at fair value:
   Registered investment companies                   $ 2,321,847     $ 1,949,306
   Other funds                                         6,388,501       4,685,617
   Employer securities - company stock fund            8,534,768       5,420,882
Group annuity contracts, at contract value               962,961       1,145,552
Participant loans                                        380,432         317,365
                                                     -----------     -----------
       Total investments                              18,588,509      13,518,722
Cash and equivalents                                      72,270          57,142
                                                     -----------     -----------
       Total assets                                   18,660,779      13,575,864
                                                     -----------     -----------

LIABILITIES                                                 --              --
                                                     -----------     -----------

Net assets available for benefits                    $18,660,779     $13,575,864
                                                     ===========     ===========

                 See accompanying notes to financial statements.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004


Investment income:
     Net appreciation in fair value of investments:
       Registered investment companies                             $    200,726
       Other funds                                                      720,008
       Employer securities - company stock fund                       2,978,681
                                                                   ------------
           Subtotal                                                   3,899,415

     Other investment income                                             32,026
     Interest income on participant loans                                18,589
                                                                   ------------
     Total investment income (loss)                                   3,950,030
                                                                   ------------
Contributions:
     Employer's contributions                                           630,977
     Employee's contributions                                         1,841,844
                                                                   ------------
     Total contributions                                              2,472,821
                                                                   ------------

     Total increases                                                  6,422,851

Benefits paid to participants                                        (1,320,306)
Other distributions                                                     (14,930)
Administrative expenses                                                  (2,700)
                                                                   ------------

       Net increase in assets available for benefits                  5,084,915

Net assets available for benefits:
     January 1, 2004                                                 13,575,864
                                                                   ------------
     December 31, 2004                                             $ 18,660,779
                                                                   ============

                 See accompanying notes to financial statements.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Financial Corp. (hereafter called the "Company") adopted the Universal American Financial Corp. 401(k) Savings Plan (hereafter called the "Plan"), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The plan description above provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan Administration

The Administrator is the named fiduciary that is responsible for execution of the Plan's provisions, construction, required record keeping, directing and advising the Trustees regarding investment and payment procedures. They are also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations. The Company is the Administrator for the Plan. The Company has contracted with Diversified Investment Advisors for recordkeekping services for the Plan. Investors Bank and Trust Company of Boston is the custodian for the Plan's assets.

Administrative Costs

Permitted administrative expenses are paid by the Plan. The Company pays all other costs of operating the Plan.

Plan Changes

During 2004, there were changes to the terms of the Plan relating to investment options and the level of Company match, as follows:

      Company Matching Contribution - In April, 2004, the plan trustees and the Universal American Board of Directors approved a revision to the Company matching contribution, retroactively effective on January 1, 2004. See "Contributions" below for additional details on the Company match formula.

      Investment options - In January, 2004, the plan trustees reviewed fund performance and approved the recommendation to revise the investment options available to participants. Specifically, the Janus Advisor Capital Appreciation Fund and the Janus Advisor Balanced Fund have been removed as investment options. The Franklin Real Estate Securities Fund, Fidelity Advisor Value Strategies Fund, Fidelity Advisor Mid Cap Fund and the Oppenheimer Quest Balanced Value Fund were added as investment choices for participants. Unless otherwise instructed, participant account balances remaining in the funds that were deleted were transferred into the closest new or existing fund in terms of investment objective. Accordingly, The Janus Advisor Capital Appreciation Fund balances were transferred to the Transamerica Premier Equity Fund and the Janus Advisor Balanced Fund balances were transferred to the Oppenheimer Quest Balanced Fund.

Participation in the Plan

Any employee, who is not included in a collective bargaining unit, has completed 250 hours within three months of service and has attained age 21, shall be eligible to participate in the Plan. Employees are eligible to participate on the first day of the fiscal quarter following the date the employee has met the eligibility requirements. Employees who were participants in the Plan prior to the effective date of the amendment and restatement of the Plan shall continue to be eligible to participate in the Plan. Non-resident employees who receive no earned income from sources within the United States from the Company are not eligible to participate in the Plan. An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist. If a person no longer meets the requirements for participation while they are an employee, they shall remain a participant but shall not be entitled to a share of any company contributions, and may not make elective contributions until those requirements are met.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company's common stock fund. They may also contribute distributions from any tax qualified plan under the Code Section 401(a), or, any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match employees' contributions with employer contributions to the Company's common stock fund. Through December 31, 2003, the Company made matching contributions equal to 50% of the participant's contributions, up to a maximum of two percent of the participant's eligible salary. Beginning on January 1, 2004, the matching contribution was revised to be equal to 100% of the first 1% of eligible salary contributed to the plan by the participant and 50% of each of the next 2% of eligible salary contributed to the plan by the participant (contributions of greater than 1% up to 3%). In addition, the plan trustees approved a supplemental Company matching contribution, for 2004 and continuing to 2005, equal to a maximum of 50% of each of the next 2% of eligible salary contributed to the plan by the participant (contributions of greater than 3% up to 5%). The percentage for both the Company match and the supplemental Company match may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to employees. The Company matching contribution is summarized as follows:

                                     Maximum       Supplemental         Total
 Participant        Company          Company         Company           Company
Contribution(1)     Match(2)          Match           Match             Match

   1.0%              100%              1.0%            -- %              1.0%
   2.0%               75%              1.5%            -- %              1.5%
   3.0%               67%              2.0%            -- %              2.0%
   4.0%              N/A               2.0%            0.5%              2.5%
   5.0%              N/A               2.0%            1.0%              3.0%
Over 5.0%            N/A               2.0%            1.0%              3.0%

-------------------------
(1)    Expressed as a percentage of the participant's eligible salary.
(2)    Expressed as a percentage of the Participant's contribution.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant account balances, or earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participants' account balances that are reflected in the total asset value of the Plan is not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution account and qualified non-elective contribution accounts is 100% vested at all times. The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years, 25% more per year thereafter, with 100% vesting after five years of service. Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan. Upon (partial) termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested. If a person ceases to be a participant for any reason, and their entire interest in his discretionary and matching contribution accounts has not become fully vested, the non vested portion of these accounts are forfeited.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

Investment Options

Amounts credited to participants' accounts under the Plan are invested by the employer-appointed investment committee. Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options. These options consist of various equity investments (funds) and the Company's common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his interest in any investment fund(s) transferred to any other investment fund(s). The participant may not transfer to any other fund any non-vested portion of Company contributions, including:

     a.)  a matching contribution made by the Company,

     b.)  non-elective contribution,

     c.)  discretionary contribution that is made in the form of Company stock.

Participant Loans

The Administrator may permit a participant to borrow from the trust fund an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow in the aggregate an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made. The loan shall be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit. The participant must direct the Company to withhold from each payment and pay to the Trustee an amount sufficient to repay the loan over its term. If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Trust Fund. A participant may not apply for a loan while they have another loan outstanding. Participants with more than a 10% interest in the capital or profits of the Company or 5% owners of the Company must also have approval from the appropriate regulatory authority.

Effective December 31, 2004 participants have outstanding loan balances totaling $380,432. These loans have various maturity dates, with interest rates ranging from 5.0% to 11.5%.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

     a.)  participant's attainment of age 65;

     b.)  participant's attainment of his tenth year in the Plan;

     c.)  termination of participant's employment.

Benefits are payable in either a lump sum, or installment payments, at the election of the participant. Participants that are other than a 5% owner in the Company will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 1/2, or if later, in the year in which they retire. Participants that are 5% or greater owners must take distributions by April 1 of the calendar year following attainment of age 70 1/2. In cases of hardship, the participant may have a portion of their vested interest distributed to them. Upon attainment of age 59 1/2, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan. If a participant dies, their beneficiary shall be paid a lump sum amount. If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their company contribution account in excess of their vested interest shall be forfeited. The participant may elect to have any portion of their benefits to be directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited nonvested accounts totaled $47,533 at December 31, 2004 and $36,240 at December 31, 2003. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $10,207 from forfeitures.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Certain reclassifications have been made to prior year's financial statements to conform to current period classifications.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including mutual funds, company stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for benefits.

The Plan's investments are stated at fair value, except for its investment in group annuity contracts, which is valued at contract value. Shares of registered investment companies and other mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Universal American Financial Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Financial Corp. common stock. Participant loans are valued at outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from participants' compensation.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 29, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - CONTRIBUTION INCOME

The participants are allowed to choose among various investment alternatives. The contribution to these funds in calendar year 2004 originated from the participants' salary deferral contributions of $1,695,195 and from participants' rollover contributions of $146,649. The remaining contributions were made by the Company in the amount of $630,977, comprising the total contribution of $2,472,821.

All of the Company contributions purchased shares of the Company's common stock. Participants do not direct the investment alternatives for the Company contribution.

NOTE 6 -  INVESTMENTS

The following schedule of plan assets presents investments at December 31, 2004 and 2003:

                                                       December 31, 2004             December 31, 2003
                                                       -----------------             -----------------
                  Description                 Units          Per Unit       Value          Value
                  -----------                 -----          --------       -----          -----
Employer Securities
-------------------
* Universal American Financial Corp. -        565,040.571    $15.105    $ 8,534,768    $ 5,420,882
     Company Stock Fund

Group Annuity Contract
----------------------
* Transamerica Stable Value Fund               66,237.119    $14.538        962,961      1,145,552

Other Funds
-----------
  Franklin Micro Cap Value Fund                22,881.474    $35.680        816,411        509,229
  Templeton Foreign Fund                       26,744.306    $12.300        328,955        238,448
* Oppenheimer Global Fund                      17,396.165    $60.770      1,057,165        637,976
* Transamerica Premier Equity Fund             80,275.518    $19.120      1,534,868        939,812
  Transamerica Premier Growth Opportunities    11,803.341    $19.550        230,755        155,483
     Fund
  Janus Adviser Capital Appreciation Fund                                      --          383,792
  Transamerica Premier Core Equity Fund        39,632.671    $12.640        500,957        469,838
  Janus Adviser Balanced Fund                                                  --        1,093,584
  Franklin Real Estate Securities Fund          2,458.035    $26.340         64,745           --
  Fidelity Advisor Value Strategies Fund          927.323    $36.010         33,393           --
  Fidelity Advisor Mid Cap Fund                 1,694.068    $25.220         42,724           --
* Oppenheimer Quest Balanced Fund              68,531.167    $18.040      1,236,302           --
  Strong Government Securities Fund            50,486.636    $10.740        542,226        257,455

     Registered Investments Companies
  Diversified Mid Cap Growth Fund              32,363.563    $10.350        334,963        316,507
* Diversified Stock Index Fund                126,455.559    $ 9.430      1,192,476      1,086,201
  Diversified Value and Income Fund            11,991.318    $24.420        292,828        130,408
  Diversified Core Bond Fund                   39,934.713    $12.560        501,580        416,190

Participant Loans                                                           380,432        317,365

                                                                        -----------    -----------
        Total Investments                                               $18,588,509    $13,518,722
                                                                        ===========    ===========

All investments are participant directed except for the matching employer contribution of company stock which is nonparticipant-directed.

The investments that are marked by an asterisk ("*") represent 5% or more of the net assets of the Plan.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7.  INVESTMENTS IN GROUP ANNUITY CONTRACTS

The Plan has entered into a traditional group annuity contracts primarily with insurance carriers. These contracts, which are included in the Transamerica Stable Value Fund, are fully benefit-responsive and are included in the financial statements at contract value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 31, 2004 and 2003, the estimated contract value of the group annuity contracts, approximating the fair market value, was $962,961 and $1,145,552, respectively. There are no reserves against contract value for credit risk of contract issuer. The average yield on these contracts were 3.0% for the year ended December 31, 2004. At December 31, 2004, the crediting interest rate on this contract was 3.2%. Crediting interest rates are generally reset quarterly and are reset based on formulas which may use market value, book value, duration and yield.

NOTE 8 - NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments, for the years ended December 31, 2004 and 2003 is as follows:


Employer securities - Company stock fund:
                                                       2004           2003
                                                   -----------    -----------

Balance at beginning of year                       $ 5,420,882    $ 2,625,669
Contributions                                          796,601        522,167
Net appreciation - realized and unrealized           2,978,681      2,303,984
Benefits paid to participants                         (438,741)       (70,148)
Inter-fund transfers, unsettled trades, and fees      (222,655)        39,210
                                                   -----------    -----------
Balance at end of year                             $ 8,534,768    $ 5,420,882
                                                   ===========    ===========

NOTE 9.  PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Diversified Investment Advisors, a subsidiary of Aegon. Diversified Investment Advisors is the recordkeeper for the Plan. Certain other Plan investments are shares of mutual funds managed by Transamerica Securities and Sales Corporation. The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company. Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon. In addition, Plan investments include shares of Universal American Financial Corp.'s common stock.

                                                                 EIN# 11-2580136
                                                                        PLAN#002

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2004

                                                        Description of Investment, Including
         Identity of Issue, Borrower, Lessor or           maturity, Date, Rate of Interest,                    Current
                      Similar Party                       Collateral, Par or Maturity Value          Cost       Value
--------------------------------------------------------------------------------------------------------------------------
(A)                        (B)                                           (C)                         (D)         (E)
                                                                                                      (In thousands)
      Employer Securities
      -------------------
*     Universal American Financial Corp. -          Universal American Financial Corp. common       $3,813         $8,535
        Company Stock Fund                          stock (565,041shares)

      Other Funds
      -----------
      Franklin Micro Cap Value Fund                 High total return including both                  **              816
                                                      capital appreciation and income
      Templeton Foreign Fund                        Long-term capital growth                          **              329
      Oppenheimer Global Fund                       Capital appreciation                              **            1,057
*     Transamerica Premier Equity Fund              Long-term growth                                  **            1,535
*     Transamerica Premier Growth                   Long-term growth                                  **              231
        Opportunities Fund
*     Transamerica Premier Core Equity Fund         Stock undervalued relative to                     **              501
                                                      intrinsic value of company
      Oppenheimer Quest Balanced Fund               Long-term capital growth and                      **            1,236
                                                      current income
      Strong Government Securities Fund             Total return weighted towards                     **              542
                                                      current income
      Fidelity Advisor Mid Cap Fund                 Long-term capital growth                          **               43
      Fidelity Advisor Strategies Value             Capital appreciation                              **               33
      Franklin Real Estate Fund                     Total return                                      **               65

      Registered Investments Companies
      --------------------------------
*     Diversified Mid Cap Growth Fund               High level of capital appreciation                **              335
*     Diversified Stock Index Fund                  Standard & Poor's 500 Composite                   **            1,192
                                                      Stock Price Index
*     Diversified Value and Income Fund             Long-term capital appreciation                    **              293
*     Diversified Core Bond Fund                    Investment grade debt securities                  **              502
                                                      and U.S. government obligations

      Group Annuity Contract
      ----------------------
*     Transamerica Stable Value Fund                Group Annuity Contract Form No. TGP-439-194       **              963
                                                    issued by Transamerica Life Insurance and
                                                      Annuity Company, Charlotte, NC
      Loan Fund
      ---------
*     Participant Loans                             Loans receivable from participants, maturing     N/A              380
                                                    at various dates bearing interest at rates
                                                    from 5.0% to 11.5%
                                                                                                             -------------
                                                    Total                                                         $18,588
                                                                                                             =============

*    Indicates party-in-interest.
*   Cost information not required for member directed investments.

                                                                 EIN# 11-2580136
                                                                        PLAN#002

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(k) SAVINGS PLAN
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                         IN EXCESS OF 5% OF PLAN ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 2004




                                            Total Cost         Total                                            Gain (Loss)
Identity of          Description of            of            Amount of      Transaction          Cost of        as a Result
   Party                 Asset              Purchases          Sales          Expenses          Asset Sold      Transaction
----------------------------------------------------------------------------------------------------------------------------
                                                                           (In thousands)
Diversified         Universal American         939,963          804,759           --              441,316        363,443
Investors Advisors  Financial Corp. -       (65 Buys)       (115 Sells)
                    Company Stock Fund

SIGNATURE
---------
--------------------------------------------------------------------------------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Financial Corp. 401(k) Savings Plan has duly caused this annual report to be signed in its behalf by the undersigned thereunto duly authorized.


                                             UNIVERSAL AMERICAN FINANCIAL CORP.
                                             401(k) SAVINGS PLAN

                                             By:  /s/ Robert A. Waegelein
                                                -------------------------
                                             Robert A. Waegelein, Trustee

Date:  June 29, 2005